NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on December 02, 2019, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on November 20, 2019 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between TPG Pace Holdings Corp. and Accel Entertainment, Inc. became effective on November 20, 2019. TPG Pace Holdings Corp. Units, consisting of one Class A Ordinary Share and one-third of one Warrant, will be canceled in exchange for (i) the right to receive one share of Class A-1 Common Stock and (ii) one-third of one Warrant, to purchase one Class A-1 Common Stock at an exercise price of $11.50 per share of Accel Entertainment, Inc. This Form 25 is being filed solely in connection with the discontinuation of the trading on the NYSE of TPG Pace Holdings Corp. Units, consisting of one Class A Ordinary Share and one-third of one Warrant, and does not affect the continued listing on the NYSE of Accel Entertainment, Inc. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on November 21, 2019.